SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of July, 2003

CERAMIC INTERNATIONAL, INC.

(Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20 - F or Form 40 - F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On July 28, 2003 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the First Quarter 2003 Financial information. This information was sent to the Bolsa Mexicana de Valores on July 17, 2003. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                                                       By:                Jesus A. Olivas

                                                                            Jesus A. Olivas

                                                                                     Chief Financial Officer

Date: July 28, 2003.

EXHIBIT A

Second Quarter 2003 Financial information

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC				QUARTER: 2	2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT AT JUNE 30, 2003 AND 2002 (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	3,217,793	100	2,982,046	100
2	CURRENT ASSETS	1,379,276	43	1,161,269	39
3	Cash and Short-Term Investments	99,474	3	56,531	2
4	Accounts and Documents Receivable (Net)	331,134	10	335,941	11
5	Other Accounts and Documents Receivable	40,263	1	35,644	1
6	Inventories	889,021	28	679,956	23
7	Other current assets	19,384	1	53,197	2
8	LONG-TERM	7,351	0	9,536	0
9	Accounts and Documents Receivable (Net)	0	0	0	0
10	Investments in shares of subsidiaries and non Consolidated	7,351	0	9,536	0
11	Other Investments	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,717,976	53	1,720,786	58
13	Property	881,607	27	864,636	29
14	Machinery and Industrial	1,973,447	61	1,821,733	61
15	Other equipment	264,323	8	238,627	8
16	Accumulated depreciation	1,475,604	46	1,283,604	43
17	Construction in progress	74,203	2	79,394	3
18	DEFERRED ASSETS (NET)	0	0	0	0
19	OTHER ASSETS	113,190	4	90,455	3
20	TOTAL LIABILITIES	2,145,060	100	1,892,135	88
21	CURRENT LIABILITIES	823,328	38	1,369,239	64
22	Suppliers	294,187	14	150,919	7
23	Bank loans	365,200	17	44,601	2
24	Stock market loans	0	0	988,836	46
25	Taxes to be paid	4,775	0	3,673	0
26	Other current liabilities	159,166	7	181,210	8
27	LONG-TERM LIABILITIES	958,201	45	185,424	9
28	Bank loans	958,201	45	183,159	9
29	Stock market loans	0	0	0	0
30	Other loans	0	0	2,265	0
31	Deferred loans	363,531	17	337,472	16
32	Other liabilities	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS EQUITY	1,072,733	100	1,089,911	100
34	MINORITY INTEREST	213,927	20	203,920	19
35	MAJORITY INTEREST	858,806	80	885,991	81
36	Contributed	1,886,762	176	1,896,158	174
37	Paid in Capital Stock (Nominal)	48,649	5	57,928	5
38	Restatement of paid in capital stock	637,633	59	637,750	59
39	Premium on sales of shares	1,200,480	112	1,200,480	110
40	Contributions for future capital increases	0	0	0	0
41	Capital increase (decrease)	-1,027,956	-96	-1,010,167	-93
42	Retained Earnings and capital reserve	279,404	26	392,661	36
43	Repurchase fund of shares	127,961	12	26,682	2
44	Excess (shortfall) in restatement of holders equity	-1,444,579	-135	-1,422,030	-130
45	Net income for the year	9,258	1	-7,480	-1

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
3	CASH AND SHORT TERM INVESTMENTS	99,474	100	56,531	100
46	Cash	-	0	-	0
47	Short term investments	99,474	100	56,531	100
18	DEFERRED ASSETS (NET)	-	0	-	0
48	Amortized or redeemed expenses	-	0	-	0
49	Goodwill	-	0	-	0
50	Deferred taxes	-	0	-	0
51	Others	-	0	-	0
21	CURRENT LIABILITIES	823,328	100	1,369,239	100
52	Foreign currency liabilities	549,762	67	1,200,773	88
53	Mexican pesos liabilities	273,566	33	168,466	12
24	STOCK MARKETS LOANS	-	0	988,836	0
54	Commercial paper	-	0	-	0
55	Current maturities of medium term	-	0	-	0
56	Current maturities of bonds	-	0	988,836	0
26	OTHER CURRENT LIABILITIES	159,166	100	181,210	100
57	Other current liabilities with cost	-	0	-	0
58	Other current liabilities without cost	159,166	100	181,210	100
27	LONG TERM LIABILITIES	958,201	100	185,424	100
59	Foreign currency liabilities	958,201	100	183,159	99
60	Mexican pesos liabilities	-	0	2,265	1
29	STOCK MARKET LOANS	-	0	-	0
61	Bonds	-	0	-	0
62	Medium term notes	-	0	-	0
30	OTHER LOANS	-	0	2,265	0
63	Other loans with cost	-	0	-	0
64	Other loans without cost	-	0	2,265	0
31	DEFERRED LOANS	363,531	100	337,472	100
65	Negative goodwill	-	0	-	0
66	Deferred taxes	363,531	100	337,472	100
67	Other	-	0	-	0
32	OTHER LIABILITIES	-	0	-	0
68	Reserves	-	0	-	0
69	Other liabilities	-	0	-	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS EQUITY	(1,444,579)	100	(1,422,030)	100
70	Accumulated income due to monetary position	-	0	-	0
71	Income from non monetary position	(1,444,579)	100	(1,422,030)	100

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 2	2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR Amount	QUARTER OF LAST YEAR Amount
72	WORKING CAPITAL	555,948	-207,970
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	11
75	EMPLOYERS (*)	1,217	1,172
76	WORKERS (*)	1,781	2,032
77	CIRCULATION SHARES (*)	97,298,672	115,856,150
78	REPURCHASED SHARES (*)	0	0
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2			2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED EARNINGS STATEMENT FROM JANUARY THE 1ST TO JUNE 30TH OF 2003 AND 2002 (Thousands of Pesos)
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	1,550,599	100	1,485,904	100
2	COST OF SALES	995,914	64	921,228	62
3	GROSS INCOME	554,685	36	564,676	38
4	OPERATING EXPENSES	436,570	28	413,274	28
5	OPERATING INCOME	118,115	8	151,402	10
6	TOTAL FINANCING COST	26,337	2	106,099	7
7	INCOME AFTER FINANCING COST	91,778	6	45,303	3
8	OTHER FINANCIAL OPERATIONS	10,041	1	3,686	0
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	81,737	5	41,617	3
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	62,349	4	42,330	3
11	NET INCOME AFTER TAXES AND WORKERS SHARING	19,388	1	-713	0
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	0	0	497	0
13	CONSOLIDATED NET INCOME	19,388	1	-216	0
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	19,388	1	-216	0
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	19,388	1	-216	0
19	NET INCOME OF MINORITY INTEREST	10,130	1	7,264	0
20	NET INCOME OF MAJORITY INTEREST	9,258	1	-7,480	-1

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 2		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED EARNINGS STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	1,550,599	100	1,485,904	100
21	DOMESTIC	847,128	55	815,207	55
22	FOREIGN	703,471	5	670,697	5
23	TRANSLATED INTO DOLLARS (***)	66,405		65,365

6	TOTAL FINANCING COST	26,337	100	106,099	100
24	INTEREST PAID	37,330	142	62,863	59
25	EXCHANGE LOSSES	118,641	450	131,368	124
26	INTEREST EARNED	3,539	13	3,081	3
27	EXCHANGE PROFITS	109,795	417	60,513	57
28	GAIN DUE TO MONETARY POSITION	-16,300	-62	-24,538	-23

8	OTHER FINANCIAL OPERATIONS	10,041	100	3,686	100
29	OTHER NET EXPENSES (INCOME) NET	10,041	100	3,686	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	62,349	100	42,330	100
32	INCOME TAX	28,954	46	14,610	35
33	DEFERRED INCOME TAX	28,550	46	23,987	57
34	WORKERS PROFIT SHARING	4,845	8	3,733	9
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0
(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2			2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED EARNINGS STATEMENT OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
36	TOTAL SALES	1,645,123	100	1,574,430	100
37	NET INCOME OF THE YEAR	0	0	0	0
38	NET SALES (**)	3,178,023	19	3,033,050
39	OPERATING INCOME (**)	261,942		333,356
40	NET INCOME OF MAJORITY INTEREST (**)	105,359		47,627
41	NET CONSOLIDATED INCOME (**)	126,957	100	61,906
(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT OF CHANGES FROM JANUARY THE 1ST TO JUNE 30TH OF 2003 AND 2002 (Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
1	Consolidated net	19,388	-216
2	+ (-) items added to income which do not require using cash	109,442	-56,899
3	Cash flow from net income of the year	128,830	-57,115
4	Cash flow from change in working capital	-123,615	-109,988
5	Cash generated (used) in operating activities	5,215	-167,103
6	Cash flow from external financing	92,698	-73,539
7	Cash flow from internal financing	-50,217	0
8	Cash flow generated (used) by financing	42,481	-73,539
9	Cash flow generated (used) by investment activities	-37,252	70,913
10	Net increase (decrease) in cash and investments	10,444	-169,729
11	Cash and short term investments at the beginning of the period	89,030	226,260
12	Cash and short term investments at the end of the period	99,474	56,531

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2	2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT OF CHANGES BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
2	+ (-) items added to income which do not require using cash	109,442	-56,899
13	Depreciation and amortization the period	81,076	73,491
14	+ (-) net increase (decrease) in pensions fund and seniority premiums	0	0
15	+ (-) net loss (profit) in money	0	0
16	+ (-) net loss (profit) in assets and liabilities actualization	0	0
17	+ (-) other items	28,366	-130,390

4	Cash flow from change in working capital	-123,615	-109,988
18	+ (-) decrease (increase) in account receivables	7,975	-12,843
19	+ (-) decrease (increase) in inventories	-100,989	-19,890
20	+ (-) decrease (increase) in other account receivables	-41,192	-81,646
21	+ (-) decrease (increase) in suppliers	4,386	3,237
22	+ (-) decrease (increase) in other liabilities	6,205	1,154

6	Cash flow from external financing	92,698	-73,539
23	+ short term bank and stock market	99,416	-5,758
24	+ long term bank and stock market	-6,718	-67,781
25	+ dividend received	0	0
26	+ Other financing	0	0
27	-Bank financing amortization	0	0
28	-Stock market amortization	0	0
29	- Other financing amortization	0	0

7	Cash flow from internal fianacing	-50,217	0
30	+ (-) increase (decrease) in capital	-50,217	0
31	- Dividends paid	0	0
32	+ Premium on sale of shares	0	0
33	+ Contribution for future capital	0	0

9	Cash flow generated (Utilized) in investment activities	-37,252	70,913
34	+ (-) decrease (increase) in stock investments of a permanent nature	0	0
35	- Acquisitions of property, pland and equipments	-37,252	70,913
36	- Increase in constructions in process	0	0
37	+ Sale of other permanent	0	0
38	+ Sale of tangible fixed assets	0	0
39	+ (-) Other items	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2	2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
RATIOS CONSOLIDATED
CONSOLIDATED
REF P	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
	YIELD
1	Net income to net sales	1.25%	-0.01%
2	Net income to stock holders equity (**)	12.27%	5.38%
3	Net income to total assets (**)	3.95%	2.08%
4	Cash dividends to previous year net income	0.00%	0.00%
5	Income due to monetary position to net income	84.07%	-11360.19%
	ACTIVITY
6	Net sales to net assets (**)	0.99 times	1.02 times
7	Net sales to fixed assets (**)	1.85 times	1.76 times
8	Inventories rotation (**)	2.29 times	2.78 times
9	Accounts receivable in days of sales	33 days	35 days
10	Paid interest to talt libilities with cost (**)	6.33%	10.83%
	LEVERAGE
11	Total liabilities to total assets	66.66%	63.45%
12	Total liabilities to stock holders equity	2.00 times	1.74 times
13	Foreign currency liabilities to total liabilities	70.30%	73.14%
14	long term liabilities to fixed assets	55.77%	10.78%
15	Operating income to interest paid	3.16 times	2.41 times
16	Net sales to total liabilities (**)	1.48 times	1.60 times
	LIQUIDITY
17	Current assets to current liabilities	1.68 times	0.85 times
18	Current assets less inventory to current liabilities	0.60 times	0.35 times
19	Current assets to total liabilities	0.64 times	0.61 times
20	available assets to current liabilities	12.08%	4.13%
	CASH FLOW
21	Cash flow from net income to net sales	8.31%	-3.84%
22	Cash flow from changes in working capital to net sales	-7.97%	-7.40%
23	Cash generated (used) in operating to interest paid	0.14 times	(2.66) times
24	External financing to cash generated (used) in financing	218.21%	100.00%
25	Internal financing to cash generated in financing	-118.21%	0.00%
26	To cash generated (used) in investment activities	100.00%	100.00%
(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2	2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount

1	Basic profit per ordinary share (**)	1.09	0.41
2	Basic profit per preferential share (**)	0.00	0.00
3	Diluted profit per ordinary share (**)	0.00	0.00
4	Continuous operating profit per community share (**)	2.69	2.88
5	Effect of discontinuous operating continuous operating profit per share (**)	0.00	0.00
6	Effect of extraordinary profit and loss on continuous operating profit per share (**)	0.00	0.00
7	Effect by changes in accounting policies continuous operating profit per share (**)	0.00	0.00
8	Carrying value per share	8.83	7.65
9	Cash dividend accumulated per share	0.00	0.00
10	Dividend in shares per share	0.00 shares	0.00 shares
11	Market price to carrying value	1.34 times	2.25 times
12	Market price to basic profit per ordinary share (**)	10.78 times	41.90 times
13	Market price to basic profit per preferential share (**)	0.00 times	0.00 times
(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                 QUARTER: 2 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED

Final Printing

S23:  IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                 QUARTER: 2 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

ANNEX 1 Final Printing

INTERCERAMIC SECOND QUARTER 2003 RESULTS

The second quarter of 2003 - traditionally the slowest quarter of the year for Interceramic - saw sales increase slightly from the same period in 2002 but not up to the Company's expectations for the quarter. With the North American construction industry retaining continuing strength in the face of the global economic downturn, the markets are extremely competitive with considerable supply of products from producers all over the world for consumers to choose from. The burgeoning supply has made it increasingly tough to differentiate products and grab consumer attention. Our consolidated sales of US $72.2 million for the second quarter of the year were 5.49 percent over second quarter sales of US $68.4 million in 2002, but lower gross margin for the period resulted in gross income for the quarter virtually identical to the same quarter in 2002. For the first six months of the year, consolidated sales are pretty much flat, at US $146.3 million compared to US $145.0 million in the first semester of 2002.

Sales in Mexico for the second quarter were up 7.17 percent from the second quarter of 2002, at US $37.9 million. The amount of product sold by the Company in Mexico in the second quarter increased by 22.64 percent over the second quarter of 2002 with increased sales levels coming both from independent and Company owned distribution. The same basic trend holds true for the first six months of 2003, with Mexican sales of US $79.9 million barely ahead of sales of US $79.6 million, while product sales grew by 16.95 percent over the two respective periods. However, the Company's expectations for sales in Mexico remain much higher, particularly in the better margin products. Much has been invested by the Company in sales and customer service infrastructure over the past year in order to facilitate higher product sales, and our objective for the rest of the year in Mexico is to get the sales levels up to match.

In the International markets second quarter 2003 sales were slightly better than sales in the same period of last year, up 3.69 percent to US $34.3 million from US $33.1 million. Sales for the quarter were also up from the first quarter of the year - 6.69 percent higher - and represent record sales for a quarter in the International markets. For the six months, International sales of US $66.4 million are only 1.59 percent higher than in the first six months of 2002 with the amount of product sold over the first six months of 2003 in the International markets trailing 10.47 percent behind last year.

Even with higher consolidated sales for the second quarter of 2003 over the second quarter of 2002, the increased levels of operating expenses to enable movement of greater product volume through our distribution networks in the United States and Mexico restrained our operating income as sales did not catch up. At US $4.7 million, operating income for the quarter was 26.00 percent behind operating income of US $6.4 million recorded in the same period of last year.

Our EBITDA suffered as well, dipping to US $8.6 million in the second quarter of 2003, 13.81 percent lower than the US $10.0 million of last year. On a six-month basis, operating income of US $11.1 million is 24.78 percent less than operating income of US $14.8 million recorded in the first six months of 2002 and EBITDA of US $18.8 million falling 14.46 percent behind the US $21.9 million in the first six months last year.

While we at Interceramic are disappointed by the results for the quarter, our recent investment in customer service improvements such as the Oracle supply chain management system, increased levels of inventories and our completely revamped tile selection and packaging system gives us an opening to exploit against our competitors even the more distant in Europe and South America. It remains for us to seize the opportunities which present themselves. Peerless customer service remains our primary strategy, but we also keenly understand the need to innovate and differentiate in the crowded and continually evolving markets. We are working on the development of some great new products and look forward to the boost in sales that should follow on the heels of our efforts.

Oscar E. Almeida

Chairman of the Board

Victor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENTS AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND TO OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 2 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2 Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from July '02 to June '03 was 5.47% compared to the inflation for the same period of 4.40%.

ACCOUNTING POLICIES AND STANDARDS

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

I. Recognition of the effects of inflation.- The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information". Consequently, the amounts shown in the accompanying financial statements and in their notes are expressed in thousands of constant pesos as of MARCH 2003.

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

The Company follows the specific-cost method to restate its inventories.

Imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin was restated based on the Mexican National Consumer Price Index ("NCPI").

Capital stock, paid in capital, stock repurchase reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated by using a common restatement factor, which was determined based on the weighted average net sales in each currency.

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities. During inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the consolidated statements of income as part of the "comprehensive financing cost."

The deficit from restatement of stockholders' equity consists principally of the initial cumulative monetary position result and the cumulative deficit from holding non-monetary assets. The (loss) gain from holding non-monetary assets represents the amount by which the (decrease) increase in the specific value of assets was (lower) higher than the rate of inflation.

II. Cash equivalents.- Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents and are carried at cost which approximates their fair market value.

III. Inventories and Cost of Sales.- Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, which is not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were realized, expressed in constant pesos at the end of the year.

IV. Investment in shares of affiliated companies.- Investments in companies in which the Company has an ownership interest of between 10% and 50% and for which the Company exercises significant influence, are accounted for using the equity method. Investments in companies in which the Company has an ownership interest of less than 10% are recorded at cost and restated for changes in the NCPI.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 2 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2 Final Printing

V. Property, plant and equipment.- Through December 31, 1996, the values of property, plant and equipment were determined by an independent appraiser registered with the National Banking and Securities Commission ("NBSC").

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present property, plant and equipment in the financial statements, and currently is restated as follows:

The appraised value of imported machinery as of December 31, 1996, as well as the cost of subsequent additions to such machinery, were restated based on the rate of inflation in the respective country of origin and then translated using the prevailing exchange rate at the balance sheet date (specific inflation factors).

The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

Depreciation is computed on the restated values, using the straight-line method based on the estimated useful lives of the assets as determined periodically by management based on technical studies.

VI. Exchange differences.- Transactions in foreign currency are recorded at the exchange rate at the time of the transactions. Exchange differences are determined from the date of the transactions to the time of settlement or valuation at the balance sheet date and are charged or credited to income.

VII. Labor obligations.- Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. Seniority premium costs are recognized periodically during the years of service rendered by employees, based on actuarial computations made by an independent actuary, using the projected unit credit method and financial assumptions, net of inflation, as required by Mexican Accounting Principles Bulletin D-3 ("Labor Obligations"). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

VIII. Income taxes and employee profit sharing.- Effective January 1, 2000, the Company adopted the requirements of the Mexican Accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing." Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using enacted income tax rates. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround period.

As established in Bulletin D-4, the cumulative effect of deferred taxes, at the beginning of 2000, was applied to stockholders' equity, without restating the financial statements of prior years.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, adjusts the related valuation reserve.

Employee profit sharing is a statutory obligation payable to employees that is determined in accordance with the provisions of both Mexican labor and income tax law.

In conformity with Bulletin D-4, deferred employee profit sharing is recognized only on temporary differences determined in the reconciliation of current year net income for financial and tax reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing is charged to results of operations and represents a current liability due and payable in a period of less than one year.

Asset tax, which is a minimum income tax is payable based on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 2 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2 Final Printing

Current year income tax is charged to results of operations and represents the tax liability due and payable in less than one year.

IX. Long-lived assets.- The Company periodically evaluates potential impairment loss relating to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, a loss is recognized for the difference between the carrying value of the assets and the expected future undiscounted cash flows. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During 2000, 2001 and 2002, due to ongoing profitable operations, no long-lived asset impairment was recognized.

Effective January 1, 2004 the Company will be required to adopt Bulletin C-15 for Mexican GAAP which modifies the method in which companies must measure potential impairment losses relating to long-lived assets. Under the provisions of the bulletin an impairment loss of long-lived assets will be required to be recognized when the carrying value of assets, measured at the cash generating unit level, exceeds the recoverable value. A cash generating unit (joint venture, subsidiary, production line, division or segment) is the minimum identifiable grouping of assets that generate cash flows that are independent of other groups of assets. The recoverable value is defined as the greater of the value in use (present value of the estimated future net cash flows using an appropriate discount rate) or an estimated net selling price between interested parties, which is reasonable and verifiable. Impairment losses may be reversed in future periods when the recoverable value exceeds the carrying value of the related assets and it can clearly justified and demonstrated that the change is permanent and verifiable. The Company has evaluated the effect of this new rule standard during year 2002, and it is not expected any change.

X. Revenue recognition.- The Company recognizes revenue when goods are shipped and invoiced. Revenue from retail operations is recognized, generally, at the point of sale. Returns and allowances are estimated and accrued based on historical results.

XI. Net income per unit.- Net income per unit is determined on the basis of the average weighted number of units issued and outstanding. The Company's units are each comprised of two common shares that are traded together as one unit. A "UB" unit is comprised of two Series "B" Shares and a "ULD" unit is comprised of one Series "L" Share and one Series "D" Share.

XII. Comprehensive income.- Mexican Accounting Bulletin B-4, "Comprehensive Income," became effective January 1, 2001. Bulletin B-4 establishes the rules with respect to reporting and presenting comprehensive income and the component elements of such income. Bulletin B-4 has no effect on net income or stockholders' equity. Comprehensive income consists of net income or loss for the year plus those items that are reflected directly in stockholders' equity and that do not constitute capital contributions, reductions or distributions such as deficit from restatement of stockholders' equity, effect of translation of foreign subsidiaries and deferred taxes allocated to equity.

GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

On April, 9th, 2002 a merge agreement was approved by the Shareholders in which Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados de Noroeste, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V.. The merged companies were a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2			2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
RELATIONS OF SHARES INVESTMENTS ANNEX 3
CONSOLIDATED Final Printing
COMPANY NAME	MAIN ACTIVITY	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Pesos)
				Acquisition Cost	Present Value
SUBSIDIARIES
1 ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51.00	168	28,810
2 INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100.00	2,423	338,667
3 INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100.00	3	1,604
4 RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	20,114,738	50.01	1	183,049
5 DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100.00	1	-8,377
6 INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	1577
7 MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100.00	1	239
8 INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	147
9 OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	159
TOTAL INVESTMENT IN SUBSIDIARIES				2,600	545,875
ASSOCIATED
1 CASINO DE CHIHUAHUA	ACCIONES	2	1	175	1
2 NORTEXPORT	ACCIONES	1	1	260	0
3 MAYO Y ASOCIADOS	ACCIONES	5,000	30	1	5
4 CAMPESTRE SAN FRANCISCO	ACCIONES	4	0.4	49	20
5 PROMOTORA DE HOSPITALES MEXICANOS	ACCIONES	4,031,903	5.7	1	4,385
6 PROM. DE INFRAESTRUCT. DE MEXICO	ACCIONES	65,870	5.5	1	987
7 ELECTRONIC PUBLISHING	ACCIONES	1,815	11.84	1,000	1,831
8 TEATRO MUSICAL DE CHIHUAHUA	ACCIONES	41,250	0	1	41
9 FIDEICOMISO SACRAMENTO	ACCIONES	1	0	1	81
TOTAL INVESTMENT IN SUBSIDIARIES				1,489	7,351
OTHER PERMANENT INVESTMENT					0
TOTAL					553,226

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC				QUARTER: 2		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
PROPERTY, PLANT AND EQUIPMENT (Thousands of Pesos) ANNEX 4
CONSOLIDATED
CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIABLE ASSETS
PROPERTY	321,449	128,578	192,871	423,248	122,828	493,291
MACHINERY	909,388	426,297	483,091	1,064,060	604,644	942,507
TRANSPORT EQUIPMENT	29,824	21,749	8,075	25,384	24,677	8,782
OFFICE EQUIPMENT	117,688	87,005	30,683	33,007	21,956	41,734
COMPUTER EQUIPMENT	40,495	22,152	18,343	17,925	15,718	20,550
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	1,418,844	685,781	733,063	1,563,624	789,823	1,506,864
NOT DEPRECIABLE ASSETS
GROUNDS	20,172	0	20,172	16,737	0	136,909
CONSTRUCTIONS IN PROCESS	74,203	0	74,203	0	0	74,203
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	94,375	0	94,375	16,737	0	211,112
TOTAL	1,513,219	685,781	827,438	1,580,361	789,823	1,717,976

STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.				MEXICAN STOCK EXCHANGE ANNEX 5 CREDITS BREAKDOWN (Thousands of Pesos)					QUARTER: 2 2003
									Final Printing
									CONSOLIDATED
Credit Type/ Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
						Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
BANKS WITH WARRANTY
SINDICADO	31/08/2007	3.53%									163,880	91,788	222,913	196,688	292,846	87,417
BANCOMER - L. REVOLVENTE	27/07/2003	2.23%									52,450
BANAMEX - L. REVOLVENTE	17/07/2003	3.45%									52,450
BANAMEX - L. REVOLVENTE	03/03/2005	4.15%									874		62,940
WELLS FARGO	27/03/2006	3.00%									290				94,566
CAPITAL LEASE - PRENDARIO	24/04/2007	7.59%									167	194	270	133	130	39
OTHER FINANCIAL ENTITIES
ORACLE	06/01/2004	5.00%									3,107	0	259	0	0	0
TOTAL BANKS			0								273,218	91,982	286,382	196,821	387,542	87,456
SUPPLIERS
FERRO MEXICANA												18,070
COLCERAMICA												10,271
ABRASIVOS PORCELANICOS (PAMESA)												8,880
KOHLER CO.												7,584
GRES LUNA SA												6,552
ESMALTES Y COLORANTES COVER												6,365
PASTA BLANCA SA												4,675
ESMACER												4,181
ORACLE DE MEXICO												2,990
CARLSON SYSTEMS CORP												2,918
CAJAS Y CORRUGADOS			4,343
TECNICA ELECTRICA DEL PARRAL			1,357
RODAMIENTOS Y REPRESENT INDUSTRIALES			1,250
PLASTINOR DE TORREON			683
SERVIBONOS SA DE CV			600
EDITORIAL TELEVISA SA DE CV			580
GL DE MONTERREY			526
CERAMIKON			519
PROVEEDORA DE SEGURIDAD INDUSTRIAL			488
MICROPESE			410
OTROS			148,264									62,681
TOTAL SUPPLIERS			159,020									135,167
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
			109,771	0								49,395
TOTAL OTHER			109,771	0								49,395
GRAND TOTAL			268,791	0	0	0	0	0	0	0	273,218	276,544	286,382	196,821	387,542	87,456
* ALL CREDITS ARE DENOMINATED IN DOLLARS. * THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $10.39 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 2		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos) ANNEX 6
CONSOLIDATED
TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF	THOUSANDS OF	THOUSANDS OF PESOS
			DOLLARS	PESOS
1. INCOME
EXPORTS	11,895	126,149	0	0	126,149
OTHER	0	0	0	0	0
TOTAL	11,895	126,149	0	0	126,149
2. EXPENDITURES
IMPORT (RAW MATERIAL)	9,267	152,157	0	0	152,157
INVESTMENT	0	0	0	0	0
OTHER	21,750	229,709	0	0	229,709
TOTAL	31,017	381,866	0	0	381,866
NET BALANCE	-19,122	-255,717	0	0	-255,717
FOREIGN CURRENCY POSITION
TOTAL ASSETS	155,863	1,634,998	0	0	1,634,998
LIABILITIES POSITION	143,752	1,507,963	0	0	1,507,963
SHORT TERM LIABILITIES POSITION	52,408	549,762	0	0	549,762
LONG TERM LIABILITIES POSITION	91,344	958,201	0	0	958,201
NET BALANCE	12,111	127,035	0	0	127,035
CURRENT RATE BETWEEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 10.49 MXP.
THE INCOME SHOWN IN THIS ANNEX INCLUDES ONLY THE PRODUCTS MANUFACTURED IN MEXICO. IT DOES NOT INCLUDE THE INCOME FROM THE PRODUCTS MANUFACTURED IN GARLAND PLANT, AS THE EARNING STATEMENT DOES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 2		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (Thousands of Pesos) ANNEX 7
CONSOLIDATED
MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,461,785	2,711,199	1,249,414	0.33	4,095
FEBRUARY	1,398,272	2,653,323	1,255,052	0.19	2,433
MARCH	1,420,005	2,720,784	1,300,779	0.68	8,826
APRIL	1,601,571	2,853,706	1,252,135	0.31	3,891
MAY	1,444,963	2,675,292	1,230,330	0.29	-3,529
JUNE	1,382,019	2,649,964	1,267,945	0.05	584
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER
ACTUALIZATION
CAPITALIZATION
FOREIGN CORP:
OTHER

TOTAL					16,300
NOTES: WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE EFFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC	QUARTER: 2	2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (Thousands of Pesos) ANNEX 8

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 2	2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS ANNEX 9
CONSOLIDATED
PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	11,300,000	100.00
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,600,000	100.00
RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	6,000,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	67,200	82.00
INTERCERAMIC, INC.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,100,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	90,000	55.00

(1) THE INSTALLED CAPCITY IS EXPRESSED IN SQ. METERS PER YEAR.

THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESED IN TONS.  FOR THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 2		2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
MAIN RAW MATERIALS (Thousands of Pesos) ANNEX 10
CONSOLIDATED
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
ARCILLAS	PROCESADORA DE MATERIALES CER				6.48
FRITAS	ESMALTES Y COLORANTES COVER	FRITAS	COLOROBIA	S	5.83
	ESMACER		ESMALGLASS	S
COLORES	CERDEC	COLORES	ESMACER	S	9.54
	ESMALTES Y COLORANTES COVER
	FERROMEXICANA
	ESMACER
CORINDONES	IMPORATACIONES PRO. DE ADQUI.				0.68
	PROINT
OXIDOS	DE MATEO Y CIA	OXIDOS	MINERA AUTLAN	S	0.36
	IMPORATACIONES PRO. DE ADQUI.
	MINERA AUTLAN
MATS CERAMICOS	DERIVADOS METALORGANICOS	MATS CERAMICOS	ALCOA INTERAMERICANA	S	4.58
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S
	MAT PRIMAS MINERALES DE AHUAZ		FELDESPAR CORP	S
	MINERA NYCO
	MATERIAS PRIMAS LAMPAZOS
EMPAQUE	CAJAS Y CORRUGADOS	EMPAQUE	CARLSON SYSTEMS	S	6.26
			DIAGRAPH	S
			STONE CONTAINER	S
			PACKAGING ENTERPRISE	S
TRIPOLIFOSFATO DE SODIO	CATALIZADORA INDUSTRIAL				0.23
GOMA	QUIMICA AMTEX				2.58
PRODUCTOS QUIMICOS		PRODUCTOS QUIMICOS	MARDUPOL	S	0.03

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.				QUARTER: 2			2003
SELLS DISTRIBUTION BY PRODUCT ANNEX 11 DOMESTIC SALES
CONSOLIDATED Final Printing
MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
LOSETA CERAMICA ESM	10,359	871,124	8,086	679,998	18.00	INTERCERAMIC

DISTRIBUCION INTERCERAMIC

GRUPO COMERCIAL INTERCERAMIC

INTERACABADOS DE OCCCIDENTE

MAT ARQ Y DECORATIVOS

CERAMICA DEL BAJIO

SI S.A DE C.V.

INTERAMBIENTES CERAMICOS

PISOS Y BAYOS, S.A. DE C.V.

PISOS Y RECUB CERAMICOS

PROCERVER, S.A. DE C.V.

OTROS				167,130

TOTAL		871,124		847,128

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.				QUARTER: 2			2003
SELLS DISTRIBUTION BY PRODUCT ANNEX 11 FOREIGN SALES
CONSOLIDATED
MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
LOSETA CERAMICA ESM			4,935	571,596	U.S.A.	INTERCERAMIC	INTERCERAMIC INC.
OTROS				131,875	CANADA	AMERICAN OLEAN	DAL-TILE
TOTAL				703,471

NOTES

* ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 18%.

* THE PRODUCTION OF THE OTHER NON TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTS ARE JUST FOR COMMERCIALIZATION AND NON PRODUCED BY THE COMPANY.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC	QUARTER: 2	2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ANNEX 12 SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA) (Thousands of Pesos)
NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
NFEA BALANCE TO DECEMBER 31st OF: 2002	54,056,429
Number of Shares outstanding at the Date of the NFEA: (Units)	106,042,750
ARE THE FIGURES FISCALLY AUDITED?	ARE THE FIGURES CONSOLIDATED
DIVIDENDS COLLECTED IN THE PERIOD
QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
0	0	0	0
DETERMINATION OF THE NFEA OF THE PRESENT YEAR
NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF ENERO OF 0000
FISCAL EARNINGS	0
-DETERMINED INCOME	0
+DEDUCTED WORKER'S PROFIT DEDUCTED	0
-DETERMINED WORKER PROFIT SHARING	0
-DETERMINED NFE	0
-NON DEDUCTABLES	0
NFE OF PERIOD	0
BALANCE OF THE NFEA AT THE END OF PERIOD (Present year information)
NFEA BALANCE TO 31 OF JUNE OF 2003	54,056,429
Number of shares outstanding at the date of the NFEA: (Units)	97,298,672

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC	QUARTER: 3	2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ANNEX 12 SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA) (Thousands of Pesos)
MODIFICATION BY COMPLEMENTARY
NFEA BALANCE TO DECEMBER 31st OF: 0000	-
Number of Shares outstanding at the Date of the NFEA: (Units)	-

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC	QUARTER: 2	YEAR 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ANNEX 12-A SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR) (Thousands of Pesos)
NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
NFEA BALANCE TO DECEMBER 31st OF: 2002	1,704,304
Number of Shares outstanding at the Date of the NFEA: (Units)	106,042,750
ARE THE FIGURES FISCALLY AUDITED?	ARE THE FIGURES CONSOLIDATED?
DIVIDENDS PAID IN THE PERIOD THAT COMES FROM THE NFEAR
QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
0	0	0	0
DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
NFER FROM THE PERIOD FROM JANUARY 1 TO 31 OF ENERO OF 0000
FISCAL EARNINGS	0
-DETERMINED INCOME	0
+DEDUCTED WORKER'S PROFIT DEDUCTED	0
-DETERMINED WORKER PROFIT SHARING	0
-DETERMINED NFE	0
-NON DEDUCTABLES	0
NFE OF PERIOD	0
BALANCE OF THE NFEAR AT THE END OF PERIOD (Present year information)
NFEAR BALANCE TO 30 OF JUNE OF: 2003	1,704,304
Number of shares outstanding at the date of the NFEA: (Units)	97,298,672
MODIFICATION BY COMPLEMENTARY
NFEAR BALANCE TO DECEMBER 31st OF: 0000	-
Number of Shares outstanding at the Date of the NFEA: (Units)	-

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 2			2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHARACTERISTICS OF THE SHARES ANNEX 12 - A
CONSOLIDATED
SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	SUBSCRIPTION
							FIXED	VARIABLE
B			14,000,000	83,298,672		57,906,632	7,000	41,649
L						19,696,020
D						19,696,020
TOTAL			14,000,000	83,298,672	-	97,298,672	7,000	41,649
TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 97,298,672
SHARES PROPORTION BY:
CPO'S: UNITS: ADRS's: GDRS's ADS's GDS's:
REPURCHASE OWN SHARES
SERIES		NUMBER OF SHARES		MARKET VALUE OF THE SHARES
				AT REPURCHASE VALUE			AT QUARTER

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 2 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED

Final Printing

DECLARATION FROM THE COMPANY OFFICIAL RESPONSIBLE FOR THE INFORMATION

I hereby swear that the financial information here in supplied to this stock exchange, corresponding to the period from 1 OF JANUARY TO 30 OF JUNE OF 2003 AND 2002 is that obtained form our authorized accounting registers and is result of the application of the accounting principles and norms accepted and stated by the Mexican Institute of Public Accountants and in the provisions of the Mexican National Bank and Stock Commission (Comision Nacional Bancaria y de Valores).

The accounting principles used by this company and the processing of the data for the period to which the said information refers were applied using the same bases as for the similar of the previous year.

_____________________________                              _________________________________

LIC. JESUS OLIVAS CORRAL                                LIC. LUIS FERNANDO CANO B.

CHIEF FINANCIAL OFFICER                                        INVESTOR RELATIONS

CHIHUAHUA, CHIH. AT JULY 17 OF 2003

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                             QUARTER: 2 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Ceramica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1111

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

FISCAL INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Ceramica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

RESPONSIBLE OF PAYMENT

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

PRINCIPAL OFFICERS

TITLE BMV: Chairman of the Board of Directors

TITLE: Chairman of the Board of Directors

NAME: Don Oscar Almeida Chabre

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: President and Vice Chairman of the Board

TITLE: President and Vice Chairman of the Board

NAME: Lic. Victor Almeida Garcia

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Chief Financial Officer

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Responsible of reporting quarterly information

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Second responsible of reporting quarterly information

TITLE: Investor Relations

NAME: Lic. Luis Fernando Cano B.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1264

Fax: (52-614) 429-1166

E-MAIL: lfcano@interceramic.com

TITLE BMV: Responsible of legal department

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Secretary of the Board of Directors

TITLE: Secretary of the Board of Directors

NAME: Lic. Norma Almeida de Champion

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Responsible of information to investors

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending information via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending relevant releases via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com